Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2025

Majuro, Marshall Islands, July 25, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2025.

Recent Developments

Sale of Vessel

In June 2025, GasLog Partners entered into an agreement to sell, subject to customary and other closing conditions, the Methane Alison Victoria, a 145,000 cubic meter steam turbine propulsion (“Steam”) LNG carrier built in 2007, to an unrelated third party for a gross sale price of approximately $27.0 million, resulting in the reclassification of the vessel as held for sale and the recognition of an impairment loss of $29.1 million as of June 30, 2025. The sale was completed on July 15, 2025.

Redelivery of the Methane Heather Sally

On July 4, 2025, the Methane Heather Sally, a 145,000 cubic meter Steam LNG carrier built in 2007, was redelivered to its owners, an unrelated third party, pursuant to the completion of the sale and leaseback agreement entered into on October 31, 2022.

Impairment Loss

As of June 30, 2025, the Partnership recognized a non-cash impairment loss of $5.5 million with respect to the Methane Jane Elizabeth, a Steam vessel, in accordance with International Financial Reporting Standards. The indications that led to the recognition of a non-cash impairment loss included the sale of the Methane Alison Victoria at a price lower than the carrying amount of the vessel together with the current low market rates and the decreased ship brokers’ valuation for the Steam vessels.

GasLog Partners Dividend Declarations

On June 23, 2025, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.87 per common unit to GasLog Ltd. (“GasLog”) that was settled immediately.

On July 24, 2025, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),
•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.665121 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 4.30998% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and
•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.631771 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 4.30998% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions are payable on September 15, 2025 to all unitholders of record as of September 8, 2025.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	June 30, 2024	June 30, 2025
Revenues	$87,273	$70,236
Profit/(loss) for the period	$38,551	$(17,861)

Revenues were $70.2 million for the quarter ended June 30, 2025 ($87.3 million for the same period in 2024). The decrease of $17.1 million is mainly attributable to the 2024 and 2025 fixtures at lower rates due to the weak market and the 232 idle days in the quarter ended June 30, 2025 (nil idle days for the quarter ended June 30, 2024).

Loss was $17.9 million for the quarter ended June 30, 2025 (profit of $38.6 million for the same period in 2024). The decrease in profit of $56.5 million is mainly attributable to a) $29.1 million non-cash impairment loss from the agreement to sale the Methane Alison Victoria and $5.5 million relating to the non-cash impairment loss of the Methane Jane Elizabeth, b) a decrease of $17.1 million in revenues, as discussed above, c) an increase of $4.0 million in voyage expenses and commissions mainly attributable to an increase in bunkers consumption as a result of the idle days mentioned above and d) an increase of $3.1 million in depreciation, mainly attributable to the increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2024	June 30, 2025
Assets
Non-current assets
Other non-current assets	1,482	1,240
Tangible fixed assets	1,276,472	1,193,556
Right-of-use assets	129,890	100,282
Total non-current assets	1,407,844	1,295,078
Current assets
Vessel held for sale	—	27,000
Trade and other receivables	13,383	12,314
Inventories	2,725	6,833
Due from related parties	10,408	11,014
Prepayments and other current assets	3,986	3,344
Cash and cash equivalents	7,771	2,299
Total current assets	38,273	62,804
Total assets	1,446,117	1,357,882
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	1,016,574	958,345
Preference unitholders	280,129	280,067
Total partners’ equity	1,296,703	1,238,412
Current liabilities
Trade accounts payable	7,733	4,326
Other payables and accruals	33,784	29,832
Lease liabilities—current portion	42,741	40,227
Total current liabilities	84,258	74,385
Non-current liabilities
Lease liabilities—non-current portion	64,852	44,828
Other non-current liabilities	304	257
Total non-current liabilities	65,156	45,085
Total partners’ equity and liabilities	1,446,117	1,357,882

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Revenues	87,273	70,236	185,367	150,508
Voyage expenses and commissions	(1,068)	(5,105)	(2,925)	(10,251)
Vessel operating costs	(17,506)	(15,694)	(33,294)	(31,874)
Depreciation	(25,196)	(28,322)	(50,366)	(56,242)
General and administrative expenses	(4,051)	(3,079)	(8,441)	(6,880)
Impairment loss	—	(34,612)	—	(34,612)
Profit/(loss) from operations	39,452	(16,576)	90,341	10,649
Financial costs	(947)	(1,320)	(1,961)	(2,773)
Financial income	46	35	123	52
Total other expenses, net	(901)	(1,285)	(1,838)	(2,721)
Profit/(loss) for the period	38,551	(17,861)	88,503	7,928